Umatrin Holding Limited

315 Madison Avenue

3rd Floor PMB #3050

New York, NY 10017

August 12, 2016

Via EDGAR

Lilyanna Peyser, Special Counsel

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Umatrin Holding Limited Registration Statement on Form S-1 Filed May 11, 2016 File No. 333-211289

Dear Ms. Lilyanna:

We hereby submit the responses of Umatrin Holding Limited (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in your letter, dated June 1, 2016, to the Company in regard to the above-referenced Registration Statement on Form S-1 filed on May 11, 2016 (the "Registration Statement").

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

General

1.	Since the company is a former shell company, please discuss in your prospectus the prohibition on resales under Rule 144 of the Securities Act of 1933 until the conditions set forth in Rule 144(i) are met. Also provide risk factor disclosure of the limitations on resales pursuant to Rule 144(i).

Response: We have provided discussion and analysis on pages 5 and 16 of our prospectus the prohibition on resales under Rule 144 of the Securities Act of 1933 until the conditions set forth in Rule 144(i) are met. We also added a risk factor on page 11 related to the limitations on resales pursuant to Rule 144(i), under subtitle Shares of our common stock that have not been registered under federal securities laws are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a former "shell company."

2.	In an appropriate place, please provide the disclosure required by Item 407(a) of Regulation S-K.

Response: We have revised our disclosure on page 36 to provide information regarding our board of directors and director independence.

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3.	In an appropriate place, please revise to provide the information required by Item 506 of Regulation S-K, or explain to us in detail how you calculated the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, or which they have the right to acquire, and how you determined that there was no dilution to new investors when compared to the offering price of $0.02 per share.

Response: We have revised our prospectus to include Dilution section on page 14.

Cover Page

4.	Please state prominently on the cover page of your prospectus that your auditors have issued a going concern opinion.

Response: We have added disclosure on the cover page of our prospectus that our auditors have issued a going concern opinion.

Summary Information, page 5

5.	Elsewhere in your registration statement, you identify Mr. Liew Kok Hong and Mr. Sri Warren Eu Hin Chai as significant shareholders, controlling approximately 31% and 47%, respectively, of the voting power of your issued and outstanding voting securities. Please revise your summary to describe the controlling interest of your two executive officers.

Response: We have revised the Summary Information section on page 5 to describe the controlling interest of our two executive officers.

6.	Please revise your disclosure to clarify that you were a shell company immediately prior to the acquisition of Umatrin.

Response: We have revised our disclosure on page 5 to clarify that we were a shell company immediately prior to the acquisition of U Matrin Worldwide SDN BHD on January 6, 2016.

Where You Can Find Us, page 6

7.	We note your disclosure here that your business office is located in Canada, and your registered statutory office is located in Nevada. Yet on the cover page you identify your principal executive office as in New York. Please advise or revise.

Response: We clarified that Our U.S. representative office is located at 315 Madison Ave, 3rd Floor PMB #3050, New York, NY 10017. Our telephone number is (866)-874-4888. Our United States and registered statutory office is located at South Dupont Highway, Dover, DE 19901, telephone number (302) 531-0855. Our principal office in Malaysia is located at 32, Jalan Radin Bagus 3, Bandar Baru Sri Petaling, 57000 Kuala Lumpur, Malaysia.

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Risk Factors, page 7

General

8.	We note, per your disclosure on page 5, that the company's operational office is located in Malaysia. It also appears that your executive officers and certain directors reside in Malaysia. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U.S. federal securities laws against company assets and the company's officers and directors, to the extent applicable, located in foreign jurisdictions.

Response: We have added a risk factor on page 10 to disclose that since our assets and operations are in Malaysia, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

"We are subject to extensive government regulation…", page 9

9.	Please enhance your disclosure to include discussion of specific risks or known concerns associated with conducting business in Malaysia including, but not limited to, acquiring necessary permits or licenses, challenges to protecting intellectual property, regulation affecting foreign-based businesses operating in Malaysia and/or tax issues. To the extent the company has not yet obtained all required licenses, permits or approvals, please clearly describe the foregoing. Additionally, consider any other Malaysian laws, regulations or customs that could present material risks to your business.

Response: We have included on page 29 the government regulation required for our products or the products we distribute. Only notification is required with the Ministry of Health in Malaysia. The notification procedure is relatively straightforward and there are no other approval procedures required. We therefore removed the risk factor as referenced above.

Use of Proceeds, page 13

10.	Please tell us your estimated annual cost of being a public company, including the costs associated with your independent auditor and the costs associated with filing all required information with us. Please tell us why you did not include these costs in your use of proceeds. If you expect to fund these costs from another source, please disclose to your investors the expected amount of these costs and how they will be funded.

Response: We have revised our disclosure on page 13 that we expect that our annual cost of being a public company, including the costs associated with our independent auditor and the costs associated with the SEC filings, to be approximately $100,000. We intend to use revenue from the sales of our products to pay for such expenses.

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11.

Please revise your description of the planned use of proceeds, either here or in another appropriate location in your filing such as MD&A, to explain in more detail your plans for the company following this offering. In doing so, please explain in more detail the specific activities you will undertake to use the proceeds for each category of expenses listed in this table, explain the anticipated timing of such activities, and explain how the outcome will differ at the different levels of funding if each of 10%, 25%, 50%, 75% and 100% of the shares are sold. For example, for the line titled "Marketing of the Company's Products," explain in detail how the funds will be spent under each of the 10%, 25%, 50%, 75% and 100% scenarios, including whether the marketing will be online or in person and whether you will hire any new employees; the timing of spending the funds under each scenario; and how the outcome will differ under each scenario. For the line titled "Expansion of Product Lines and Research and Development," in addition to the above requested information, also disclose how you will expand your product lines, what you will research and develop, and who will perform the research and development. For the line titled "Acquisition of Warehouse and Land, and Building of Factory to Manufacture Products," in addition to the above requested information, also disclose specifically which products your factory would manufacture and the extent to which you would continue to buy products from suppliers.

Response: We have revised our use of proceeds section on page 13 to explain in detail our plans for the Company following this offering, as above mentioned.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 16

12.

Management's Discussion and Analysis does not provide any meaningful discussion of how the company generates revenue. Please expand your disclosure to discuss your sources of revenue, including the amount of revenue provided by each source. In this regard we note your disclosure on page 21 that you sell certain beauty, health and wellness products through a network of 20,000 customer-dealers, online, via your retail store, and through wholesale trade.

Response: We have revised our disclosure in the Results of Operations section on pages 18 and 19 to provide detailed discussion of how the Company generates revenue, as well as the amount of the revenue provided by each source.

Umatrin's Results of Operations for the Years Ended December 31, 2015 Compared to the Year Ended December 31, 2014, page 16

13.	Please enhance your disclosure to provide meaningful explanations of year over year changes in your financial condition and operating results for the periods presented. For example, we note a significant increase in selling, general and administrative expenses in fiscal year 2015 and an increase in sales; however, your disclosure does not address the material underlying reasons for those changes. You note that sales increased 9% through the improving market condition in the local market in Malaysia, but it's unclear the extent to which such increase was attributable to increases in prices or volume of goods sold or to the introduction of new products. Please also revise to explain in more detail the local market condition in Malaysia and how this market condition improved during 2015. Refer to Item 303(a)(3) of Regulation S-K.

Response: Please see our response to comment no. 12 above.

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Gross profit and gross margin, page 17

14.	Please revise to better explain to investors how you are able to generate a gross profit margin of 82% on your sales. In doing so, please clearly disclose the types of costs that you classify as cost of sales, including if applicable inventory costs, warehousing costs, any shipping costs incurred to receive your inventory from suppliers and any shipping costs incurred to deliver your products to your customers. If any of these costs are with related parties, please clearly disclose this fact. For example, we note that all of your inventory is purchased from related parties.

Response: We have revised our disclosure on page 18 to better explain to the investors our gross profit and gross margin and the expenses in connection with our sales and general and administrative costs.

Liquidity and Capital Resources, page 17

15.	We note your disclosure that you "will need additional cash to support [your] daily operations." In discussing your expected liquidity needs, please state the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources. In addition, quantify the anticipated costs and amount of additional capital that will be needed in order to fund the company's projected operations and satisfy its obligations for a minimum of twelve months from the date of the prospectus. Refer to Item 303(a)(1) of Regulation S-K.

Response: We have revised our disclosure on page 20 to discuss our expected burn rate for our business operations, and we believe that we will be able to operate without executing its expansion of business plan for the next twelve months with its existing capital resources and result from its continuing operations.

16.	Please include in your disclosure a discussion of how you will prioritize the use of existing cash resources to pay for the various plans, known material costs and fixed operational expenses discussed elsewhere in your registration statement, including, without limitation, offering costs, the business expansion plan, and any remediation efforts in connection with the material weaknesses you identified in your Form 10-K for the fiscal year ended December 31, 2015.

Response: We have revised our disclosure on page 20 to discuss the use of existing cash resources.

Description of Business

General

17.	You indicate elsewhere in your registration statement that the company's auditors have issued a going concern opinion, the company's current assets are insufficient to fund its planned operations, and the company is "attempting to execute [its] business plan." Please revise your disclosure in this section to ensure that the status of the company's current business operations is clearly and consistently presented.

Response: We have revised our disclosure on pages 3 and 23 that the Company's auditors have issued a going concern opinion regarding the Company's financial conditions.

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Main Business Activities, page 21

18.	We note your disclosure that you are the sole distributor for certain health and beauty care products in Asia, including those identified in the section entitled "Our Products," in addition to selling your own product line, Akero Secret. We further note that the company "provides technology and services to enable consumers, merchants and other participants to conduct business in [your] cloud-based trading system." Please revise your disclosure to clarify the nature of the aforementioned trading system business, including whether third parties sell their own products or services directly through your website. Additionally, when discussing products you sell, clearly distinguish products you manufacture or own from those that you distribute, and avoid referring to the latter as "our products." Finally, please revise your disclosure to clarify whether you manufacture any products, and to discuss the impact on your business of the expiration of the Authorized Exclusive Distributorship with HYUNDAI Healthy Lifestyle Sdn Bhd.

Response: We have revised the subsection Main Business Activities on pages 25 and 28 to provide detailed disclosure of the product lines, distribution method, third party manufacturer and distribution relationship with HYUNDAI Healthy Lifestyle Sdn Bhd.

Raw Materials and Suppliers, page 24

19.	You state that you do not depend on any principal suppliers. However, the financial statements of U Matrin Worldwide Sdn. Bhd. in Note 6 "Related Party Transactions" indicate that all of your inventory was purchased from two related party suppliers, specifically JS Health & Beauty Sdn. Bhd. and Creative Iconic Sdn. Bhd. Please revise your disclosure on page 24 to state this information.

Response: We have revised our disclosure on page 28 to indicate that all of your inventory was purchased from two related party suppliers, specifically JS Health & Beauty Sdn. Bhd. and Creative Iconic Sdn. Bhd.

20.	We note that you possess six licenses from the Ministry of Health Malaysia. Please revise to explain the nature of these licenses, including what rights they provide to the company, their duration, and whether they relate to Akero Secret or other products.

Response: We have revised our disclosure on page 29 to explain the nature of these licenses, including the rights they provide to the company, their duration, and that they relate to Akero Secret.

Government Regulation, page 26

21.	Please clarify whether the Ministry of Health in Malaysia has approved all products you sell, including those which you distribute on behalf of third parties. Additionally, to the extent such approval is required, please describe the approval process, including any known obstacles or material costs.

Response: We have added a subsection Government Regulation on page 29 to clarify the approval process and cost of the notification note, and that we have received approval from Ministry of Health in Malaysia for all the products we sell.

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Directors, Executive Officers, Promoters and Control Persons

Directors and Executive Officers, page 30

22.	Please revise to disclose the required biographical information required for each of your executive officers and directors. In particular, ensure such disclosure describes (i) the specific business experience during the past five years for the foregoing persons, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and (ii) for each director, (x) any directorships held by such person during the past five years and (y) the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director for the company. In this regard, we note your disclosure on page 36 suggesting that certain company directors also serve as directors of other companies. Refer to Item 401(e) of Regulation S-K.

Response: We have revised the disclosure to provide the required biographical information required for each of your executive officers and directors.

Certain Relationships and Related Transactions, page 36

23.	You indicate that Mr. Ho Phooi Keow is a director, majority shareholder and officer of the company. However, he is not identified as a director or officer per your disclosure beginning on page 30, nor as a major shareholder in your beneficial ownership table on page 35. Please advise or revise.

Response: Please note that Dato' Ho Phooi Keow was appointed Director of U Matrin Worldwide SDN. BHD. on August 12, 2014 and he subsequently resigned on March 23, 2015. See page 38 for the disclosure. Similarly, he was no longer the majority shareholder and officer of U Matrin Worldwide SDN. BHD. We have revised the language on page 40 to provide that he was a former director, majority shareholder and officer of U Matrin Worldwide SDN. BHD.

Umatrin Holding Limited Financial Statements for the Fiscal Year Ended December 31, 2015

Note 9, Business Combination, page F-15

24.	You state that the acquisition of Umatrin was accounted for as a business combination under common control as both you and Umatrin were owned by the same controlling shareholders. Please revise your disclosure to identify the person(s) who controlled you and Umatrin immediately prior to the merger.

Response: We have revised the disclosure on page F-31 to identify the persons who controlled the Company and Umatrin immediately prior to the merger.

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U Matrin Worldwide Sdn. Bhd. Financial Statements for the Fiscal Year Ended December 31, 2015

Note 2. Significant Accounting Policies

Inventories, page F-27

25.	Please tell us why your balance sheet reflects no inventory at December 31, 2014 despite the fact that you sold $2.9 million of products during 2014. For example, if management determined that you did not need to hold inventory given that your related party suppliers had inventory in stock to meet your customers' needs, please tell us that. Also explain to us what changed during 2015 that caused you to have an inventory balance at December 31, 2015.

Response: The Company started its operations in September 2014 and towards the end of reporting period December 31, 2014, the Company has implemented limited control on its inventories. As the reporting period for December 31, 2014, all purchases during the period was charged out as cost of sales, however, the management was able to quantify its inventories value which was immaterial to affect the overall true and fair view of the financial position of the Company. Subsequently, as the Company expands, more controls were being implemented including the conduct of stock count which gives rise to inventories balances at end of reporting periods for the year ended December 31, 2015.

26.	Please tell us in detail any circumstances under which you can return inventory to your suppliers, and revise your inventories accounting policy to also disclose such matters to your investors.

Response: We have revised our disclosure on page F-43 that only defects products could be return to our suppliers.

Revenue Recognition, page F-27

27.	Please tell us the dollar amount of revenue earned from direct sales of your products to customers and the dollar amount of revenue earned from selling products through your independent dealers. With regards to your independent dealers, tell us in detail the point at which you record revenue and cost of sales for products given to such dealers, and tell us in detail any circumstances under which such dealers can return those products to you. Please revise your revenue recognition accounting policy to also disclose such matters to your investors.

Response: We have revised our disclosure on page F-43 that the revenue recognitions for both retail and dealers are the same, as each recognized when the Company sells it to these parties. There is no policy for dealer to return any unsold products unless it was a defective product.

28.	Please tell us whether any single independent dealer generated 10% or more of your revenue in 2015. If so, tell us the name of each such independent dealer, the percentage of your revenue generated through them, and the amount of receivables due from this dealer at December 31, 2015.

Response: There is no single independent dealer which generated 10% or more of the Company revenue in 2015.

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Commission, page F-27

29.	Please revise to disclose in more detail when and how commissions are earned. Also explain how commissions are calculated, including whether they are a percentage of the dollar amount of products that a dealer purchases from you or whether they are a percentage of the dollar amount of products that a dealer sells to a customer.

Response: We have disclosed the revised disclosure on page F-43 of the registration statement.

Shipping and Handling Revenue and Expenses

30.	Please disclose your accounting policy for shipping and handling revenue as specified by ASC 605-45-45-20. Also disclose your accounting policy for shipping and handling expenses as specified by ASC 605-45-50-2. If these accounting policies are not applicable to you because you do not have shipping and handling revenue or shipping and handling expenses, then explain to us in detail why you do not have this revenue or this expense.

Response: The Company operates O2O platform, which leads all customers including online dealers to collect theirs purchases from our retail store. As such, the Company does not involve in shipping and handling revenue and expenses.

Unaudited Pro Forma Combined Financial Information, page F-35

31.	Please revise the pro forma statements of operations and comprehensive income/loss to disclose pro forma earnings per share and the related pro forma weighted average common shares outstanding. Also provide a pro forma footnote explaining how these amounts were calculated. Refer to Rule 11-02(b)(7) of Regulation S-X.

Response: We have revised the pro forma statements of operations and comprehensive income/loss. Also, refer to F-54 for the footnote.

Item 15. Recent Sales of Unregistered Securities, page 41

32.	For each of the transactions disclosed, please indicate the exemption from registration that was claimed and briefly describe the facts relied upon to make such execution available. Refer to Item 701(d) of Regulation S-K.

Response: We have revised the disclosure to indicate the exemption from registration that was claimed and briefly describe the factors relied upon.

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Signatures

33.	Please revise the second signature block to include the signature of your principal accounting officer. Refer to Instruction 1 to Signatures on Form S-1.

Response: We have revised the second signature block to include the signature of our principal financial and accounting officer.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Umatrin Holding Limited

/s/ Liew Kok Hong
Liew Kok Hong
Chief Executive Officer

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